As filed with the Securities and Exchange Commission on January 30, 2009

Registration Number 333-153460

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

WASATCH FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

150 Social Hall Avenue

4th Floor

Salt Lake City, Utah 84111

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (801) 533-0777

(Name and Address of Agent for Service)	Copy to:

Samuel S. Stewart, Jr. Wasatch Funds, Inc. 150 Social Hall Avenue, 4th Floor Salt Lake City, Utah 84111	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, IL 60603

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

The Registrant has registered an indefinite amount of its shares of beneficial interest under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon Rule 24f-2, no filing fee is being paid at this time.

This Amendment to the Registration Statement on Form N-14 of Wasatch Funds, Inc. (the “Company”), filed with the Commission on October 24, 2008 (Acc-no: 0001193125-08-216100; 1933 Act Registration No. 333-153640) (the “Registration Statement”), is being filed solely to add Exhibit 12 to the Registration Statement. The prospectus and statement of additional information included in the Registration Statement are incorporated herein by reference.

PART C

Item 15.	Indemnification

The response to this item is incorporated by reference to Item 25 of Part C of Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on September 2, 2008.

Item 16.	Exhibits

(1)

(a)    Articles of Incorporation of Wasatch Funds, Inc. dated November 3, 1997 is incorporated herein by reference to Post-Effective Amendment No. 18 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on November 30, 1998.

(b)    Certificate of Designation of Series H Shares of Wasatch Funds, Inc. dated June 18, 2002 is incorporated herein by reference to Post-Effective Amendment No. 29 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on January 28, 2004.

(c)    Certificate of Designation of Series I Shares of Wasatch Funds, Inc. dated June 30, 2003 is incorporated herein by reference to Post-Effective Amendment No. 29 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on January 28, 2004.

(d)    Certificate of Designation of Series J Shares dated February 25, 2004 of Wasatch Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 31 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on May 12, 2004.

(e)    Certificate of Designation of Series K Shares of Wasatch Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 32 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on October 14, 2004.

(f)     Certificate of Designation of Series L Shares of Wasatch Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 36 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on January 31, 2006.

(g)    Certificate of Designation of Series M Shares and Series N Shares of Wasatch Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 39 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on August 30, 2007.

(h)    Certificate of Designation of Series O Shares of Wasatch Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 43 to Wasatch Funds Inc.’s Registration Statement on Form N-1A filed with the Commission on June 30, 2008.

(i)     Certificate of Designation of Series P, Series Q and Series R of Wasatch Funds, Inc. are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Fund Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(2)

          Bylaws of Wasatch Funds, Inc. dated June 3, 2005 as amended October 9, 2008 are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Funds, Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(3)	Not Applicable.

(4)

          Agreement and Plan of Reorganization is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

(5)	Not Applicable.

(6)

(a)     Form of Advisory and Service Contract by and between Wasatch Funds, Inc. and Wasatch Advisors, Inc. are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Fund Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(b)     Form of Sub-Advisory Agreement by and between Wasatch Funds, Inc. and 1st Source Corporation Advisors, Inc. are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Fund Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(7)

          Distribution Agreement between Wasatch Funds, Inc. and ALPS Distributors, Inc. is incorporated herein by reference to Post-Effective Amendment No. 35 to Wasatch Funds, Inc.’s Registration Statement on Form N-1A filed with the Commission on November 16, 2005.

(a)     Amended Schedule A dated August 30, 2007 to Distribution Agreement between Wasatch Funds, Inc. and ALPS Distributors, Inc. is incorporated herein by reference to Post-Effective Amendment No. 41 to Wasatch Funds, Inc.’s Registration Statement on Form N-1A filed with the Commission on January 28, 2008.

(8)	Not Applicable.

(9)

          Custodian Agreement between Wasatch Funds, Inc. and State Street Bank and Trust Company dated June 1, 2003 is incorporated herein by reference to Post-Effective Amendment No. 28 to the Company’s Registration Statement on Form N-1A filed with the Commission on May 2, 2003.

(10)	Not Applicable.

(11)

(a)     Opinion and consent of Chapman and Cutler LLP regarding legality of issuance of shares and other matters are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Fund Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(b)

          Opinion and consent of Dorsey & Whitney LLP regarding legality of issuance of shares and other matters are incorporated herein by reference to Pre-Effective Amendment No. 1 to Wasatch Fund Inc.’s Registration Statement on Form N-14 filed with the Commission on October 10, 2008.

(12)	Opinion of Thompson Hine LLP regarding tax matters is filed herein.

(13)	Not Applicable.

(14)

(a)     Consent of Ernst & Young LLP is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

(b)     Consent of Cohen Fund Audit Services, LTD. is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

(c)     Consent of Chapman and Cutler LLP is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

(d)     Consent of Dorsey & Whitney LLP is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

(15)	Not Applicable.

(16)	Powers of Attorney are incorporated herein by reference to Wasatch Funds Inc.’s Registration Statement on Form N-14 filed with the Commission on September 12, 2008.

(17)	Proxy Card is incorporated herein by reference to Pre-Effective Amendment No. 2 to Wasatch Funds, Inc. Registration Statement on Form N-14 filed with the Commission on October 24, 2008.

Item 17.	Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Salt Lake City, and the State of Utah on the 30th day of January 2009.

WASATCH FUNDS, INC.

By	/s/ Samuel S. Stewart
Samuel S. Stewart, Jr., Ph.D.,
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 30th day of January, 2009.

Signature	Title	Date

/s/ Samuel S. Stewart Samuel S. Stewart, Jr., Ph.D.	President and Director (principal executive officer)	January 30, 2009

/s/ Eric Huefner Eric Huefner	Treasurer (principal financial and accounting officer)	January 30, 2009

James U. Jensen* James U. Jensen, Esquire	Director	January 30, 2009

William R. Swinyard* William R. Swinyard	Director	January 30, 2009

D. James Croft* D. James Croft	Director	January 30, 2009

/s/ Russell L. Biles
Russell L. Biles
Attorney-in-Fact
January 30, 2009

*	Signed pursuant to powers of attorney authorizing Russell L. Biles to execute this Registration Statement, and Amendments thereto, for each of the Directors of the Registrant on whose behalf this Registration Statement is incorporated herein by reference to Wasatch Funds Inc.’s Registration Statement on Form N-14 filed with the Commission on September 12, 2008.

EXHIBIT LIST

EXHIBITS	EXHIBIT NO.

Opinion of Thompson Hine LLP	EX-99.12